                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)(1)

                             COLLEGIATE PACIFIC INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   194589-10-7
                                 (CUSIP NUMBER)

                              MICHAEL J. BLUMENFELD
                          13950 SENLAC DRIVE, SUITE 200
                               DALLAS, TEXAS 75235
                                 (972) 243-8100

                                   ----------

    (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 APRIL 19, 2000
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ].


----------

         (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

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Cusip No. 194589-10-7                                      Page  2  of  6 Pages
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1.   Name of Reporting Person:

     Michael J. Blumenfeld
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2.   Check the appropriate box if a member of a group                 (a) [ ]
                                                                      (b) [ ]
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3.   SEC Use Only.

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4.   Source of Funds                                                    PF;SC

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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(d) or o 2(e)                                              [ ]
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6.   Citizenship or Place of Organization                       United States

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Number of         7.   Sole Voting Power                    4,359,114
Shares           -------------------------------------------------------------
Beneficially      8.   Shared Voting Power                     -0-
Owned by         -------------------------------------------------------------
Each              9.   Sole Dispositive Power               4,359,114
Reporting        -------------------------------------------------------------
Person            10.  Shared Dispositive Power                -0-
With
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11.  Aggregate amount beneficially owned by each reporting person   4,359,114

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12.  Check box if the aggregate amount in row (11) excludes certain
     shares                                                               [ ]

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13.  Percent of class represented by amount in row (11)                  67.9%

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14.  Type of Reporting Person                                             IN

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


Cusip No. 194589-10-7                                        Page 3 of 6 Pages

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

         This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") originally filed on February 18, 1998, by Michael J. Blumenfeld (the "Reporting Person"), relates to shares of Collegiate Pacific Inc., a Delaware corporation ("Collegiate Pacific"), common stock, $0.01 par value (the "Common Stock") and common stock purchase warrants. All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of Collegiate Pacific are located at 13950 Senlac Drive, Suite 200, Dallas, Texas 75234.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         One-for-Five Reverse Stock Split

         Since the filing of the Schedule 13D in February 1998, the stockholders of Collegiate Pacific approved an amendment to Collegiate Pacific's Certificate of Incorporation on January 14, 2000, authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.

         Conversion of Note

         On April 19, 2000, Mr. Blumenfeld converted the entire outstanding principal amount of a $1,500,000 note payable by Collegiate Pacific to him into 454,545 shares of Common Stock at a conversion price of $3.30 per share.

         Special Dividend of Warrants

         On May 26, 2000, Collegiate Pacific declared a special dividend pursuant to which each record holder of Common Stock as of such date received one warrant for each share of Common Stock held by each such holder. Each warrant entitles the holder to purchase from Collegiate Pacific, for cash, one share of Common Stock at the rate of $10.00 per share. Mr. Blumenfeld received warrants to acquire 2,171,507 shares of Common Stock.

         Holders of the warrants may exercise the warrants at any time on or before May 26, 2005, unless extended by Collegiate Pacific. The warrants are callable and cancelable at a cancellation price of $0.10 per share of common stock purchasable upon exercise of the warrants. If Collegiate Pacific calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation. The number of shares purchasable upon the exercise of each warrant and the price per share may be adjusted under certain conditions.

Cusip No. 194589-10-7                                        Page 4 of 6 Pages

         Open Market Purchases and Gifts

         Mr. Blumenfeld used personal funds to acquire approximately 17,000 shares of Common Stock since the filing of the Schedule 13D and gifted approximately 234,000 shares of Common Stock since the filing of the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         (a) As of January 15, 2001, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 4,359,114 shares of Common Stock, or approximately 68% of the outstanding shares of Common Stock (based upon Collegiate Pacific's Quarterly Report on Form 10-QSB filed on November 17,
2000), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Blumenfeld, 30,000 of such shares represent options to acquire shares of Common Stock and 2,140,607 of such shares represent Common Stock purchase warrants (the "Warrants") to acquire shares of Common Stock, none of which have been exercised by Mr. Blumenfeld as of the date of this report. The 2,140,607 Warrants held by Mr. Blumenfeld represent approximately 51% of the 4,237,748 outstanding Warrants.

         (b) Items 7-11 and 13 of the cover page of this Schedule 13D which relate to the beneficial ownership of shares of Common Stock and common stock purchase warrants by Mr. Blumenfeld are incorporated by reference in response to this item.

         (c) The following sets forth certain information concerning transactions involving the Common Stock effected by Mr. Blumenfeld during the past 60 days:

                       Date                    No.                       Price
                        of                     of                         per
                    Transaction              Shares                      Share
                    -----------              ------                     ------
                      11/17/00                100                       $6.580
                      11/22/00                300                       $6.050
                      11/22/00                200                       $5.960
                      11/29/00                600                       $6.020
                      11/29/00              1,000                       $6.000
                      11/29/00                200                       $6.090
                      11/29/00                200                       $6.210
                      11/30/00                100                       $6.300
                      12/01/00                300                       $6.080
                      12/01/00                500                       $6.060
                      12/01/00                600                       $6.150
                      12/04/00                500                       $6.000
                      12/05/00                500                       $5.980
                      12/06/00                500                       $5.850

Cusip No. 194589-10-7                                        Page 5 of 6 Pages


       12/06/00                  500                $5.980
       12/15/00                  300                $5.940
       01/05/01                  300                $6.000


All of the foregoing were effected in brokerage transactions by Mr. Blumenfeld.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Warrant Agreement dated as of May 26, 2000 and the Purchase Agreement dated as of February 29, 2000 (with the form of Convertible Promissory Note attached as an exhibit), were filed with the Securities and Exchange Commission on April 7, 2000, as an exhibit to Collegiate Pacific's Registration Statement on Form SB-2 (Registration No. 333-34294).

Cusip No. 194589-10-7                                        Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2001




                                        /s/ Michael J. Blumenfeld
                                        -------------------------
                                        Michael J. Blumenfeld